[Reference Translation]
February 8, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Press Conference Concerning Quality of Toyota Products

Toyota Motor Corporation held a press conference concerning the quality of its products on February 5, 2010.  Please see the attached press release for the statement made at the beginning of the press conference.

February 5, 2010
Toyota Motor Corporation

Address by TMC President Akio Toyoda

I, Akio Toyoda, deeply regret the inconvenience and concern caused to our customers and others by our recent recalls of multiple vehicle models across multiple regions.

Today, as so many people have expressed their sense of unease, I realized the necessity of asking you all here on short notice to share with you the following.

As Toyota revealed yesterday, new Prius now in showrooms include an improvement. For Prius in the hands of customers, I have instructed that consideration be made as soon as possible regarding the way to address such units. Once a decision is made we will inform the public.

As for the accelerator-pedal recall in the United States, Europe, China and other countries and regions, repair-work preparations are being made at our dealers. As soon as these preparations are complete, once again, we will inform you.

From Toyota’s beginning, “contributing to society through the manufacture of automobiles” has been its key principle. To that end, since taking office in June last year, I have endeavored, based on our “customer first” and “genchi genbutsu” fundamentals, to thoroughly establish a product-focused management.

However, we, the ones supposed to relay to people the attractiveness of automobiles, have, instead, imparted on them worry. I regret this more than anything.

Under the banner, “Let’s build better cars”, we will go back to the basics of “customer first” and “genchi genbutsu”, and once more, deeply consider what “customer first” really means. All our employees around the world, all of our dealers and all of our suppliers will unify in their utmost efforts to regain the trust of our customers as soon as possible.

As for specific actions, our Executive Vice President Shinichi Sasaki will soon brief you. Let me just say that I will take the lead toward improving quality around the world, by establishing a global quality special task force that will conduct regional quality improvement activities.

END

Concrete action plans

The Committee headed by the President will conduct various improvement initiatives.

The key initiatives are, First, while verifying the causes that led to the recalls, Toyota will once again inspect every process – quality in design, quality in production, quality in sales and quality in service.

Second, Toyota will enhance the customer information research offices to improve regional information collection and genchi-genbutsu activities.

Third, to develop quality-management professionals, Toyota will establish an “Automotive Center of Quality Excellence” in key regions.

Fourth, Toyota will seek confirmation and evaluation from outside experts—in line with industry's best practices—of its newly improved quality-control management, based on the above improvements.

In addition, Toyota will work to increase the frequency of communication between itself and regional authorities.

To provide customers with satisfying products in each and every region, Toyota has long promoted the autonomy of its regional subsidiaries. From now on, we intend to further this autonomy, listen carefully to each and every customer and improve quality.

END